1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax www.dechert.com

October 26, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a September 20, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 32 (“PEA 32”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 3, 2011. PEA 32 was filed to register the PIMCO Australia Bond Index Fund, PIMCO Canada Bond Index Fund and PIMCO Germany Bond Index Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). Capitalized terms used below that are undefined have the same meaning as set forth in PEA 32. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: Footnote 2 to each Fund’s fee table describes an Expense Limitation Agreement. Confirm that the Agreement will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.

Response: Comment accepted. The Expense Limitation Agreement, as applicable to each Fund, is in effect through October 31, 2012.

Comment 2: Each Fund’s Principal Investment Strategies states the Fund may invest in affiliated bond funds. Confirm whether each Fund’s fee table will be revised to reflect Acquired Fund Fees and Expenses if such disclosure is required pursuant to Instruction 3(f) to Item 3 of Form N-1A.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing

Hong Kong

Brion R. Thompson October 26, 2011 Page 2

Response: Comment accepted. Each Fund’s estimated expenses incurred due to investment in affiliated bond funds and other acquired funds, if any, are less than the one basis point threshold for an Acquired Fund Fees and Expenses line item per Instruction 3(f) to Item 3 of Form N-1A.

Comment 3: Each Fund’s Principal Investment Strategies states that the Fund’s Underlying Index will consist of “debt instruments.” Confirm whether this refers to bonds only or whether an Underlying Index includes derivative instruments.

Response: Comment accepted. Each Fund’s Underlying Index does not include derivative instruments. “Debt instruments” refers to Fixed Income Instruments and similar bonds, debt securities and debt instruments exclusive of derivatives.

Comment 4: Please direct the Staff to the sections of the prospectus that disclose each Fund’s average portfolio duration.

Response: Comment accepted. Please see the last two sentences of the first paragraph of each Fund’s Principal Investment Strategies, which indicate that the Fund’s average portfolio duration will closely correspond to the duration of the Fund’s Underlying Index. The Underlying Index’s duration, as of a recent date, is also disclosed.

Comment 5: Each Fund invests under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s Underlying Index. Confirm that each Underlying Index does not include derivative instruments.

Response: Comment accepted. Each Fund’s Underlying Index does not include derivative instruments.

Comment 6: Each Fund’s Fund Summary—Principal Risks section includes a short risk description relating to the country-specific risk of that Fund, followed by more complete country-specific risk disclosure in the Description of Principal Risks section. Consider expanding the Fund Summary versions of these risks to include additional concepts disclosed in the more complete Description of Principal Risks section.

Response: Comment accepted. The Registrant has reviewed both sections of disclosure and has expanded the Fund Summary—Principal Risks descriptions where appropriate.

Comment 7: Each Fund includes Mortgage-Related and Other Asset-Backed Risk as a principal risk of the Fund without corresponding discussion of such instruments in the Principal Investment Strategies section. Please add applicable disclosure to the Principal Investment Strategies section.

Brion R. Thompson October 26, 2011 Page 3

Response: Each Fund invests in a variety of its Underlying Index’s Component Securities, which include “securitized and collateralized securities” (as disclosed in the Principal Investment Strategies). Each Fund may also invest in “Fixed Income Instruments” (as disclosed in the Principal Investment Strategies), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “mortgage-backed and other asset-backed securities.” Taking the reference to “securitized and collateralized securities” together with the discussion of “Fixed Income Instruments” in the Principal Investment Strategies, the Registrant believes each Fund’s Principal Investment Strategies section adequately discusses the Fund’s potential investment in the securities addressed by the Mortgage-Related and Other Asset-Backed principal risk.

Comment 8: Revise the Summary of Other Important Information Regarding Fund Shares—Tax Information section to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.1 In consideration of the Staff’s comment, Registrant has reviewed the current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred until a later date.

Comment 9: Confirm that the Characteristics and Risks of Securities and Investment Techniques section includes no principal investment strategies or risks not previously addressed in the Fund Summaries. If that is not the case, add such principal strategies or risks to the Fund Summaries.

Response: Comment accepted. The Registrant confirms, to the best of its knowledge and belief, that no principal investment strategy or risk is discussed in this back section of the prospectus unless first discussed in the Fund Summaries.

[1]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax- exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson October 26, 2011 Page 4

Statement of Additional Information

Comment 10: There is a sentence on page 36 within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010, Post-Effective Amendment No. 27, as filed April 20, 2011, and Post-Effective Amendment No. 28, as filed June 6, 2011. The Staff has also given this comment to other PIMCO-advised registrants’ post-effective amendments from time to time. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,2 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each series of the Trust, including the Funds, has adopted an internal operating policy limiting each fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), each series of the Trust, including the Funds, has also adopted an internal operating policy to invest no more than 25% of their assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Summary Prospectus

Comment 11: If a Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, the Funds do not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in the Fund’s initial summary prospectus:

[2]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

Brion R. Thompson October 26, 2011 Page 5

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.pimcoetfs.com/library. You can also get this information at no cost by calling 1-888-400-4383 or PIMCO Infolink Audio Response Network at 1-800-987-4626, by visiting www.pimcoetfs.com or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated October 18, 2011, as supplemented, and Statement of Additional Information, dated October 29, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

Registrant respectfully notes that the Funds reserve the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                *                *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 32 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 26, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 32 to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 3, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Douglas P. Dick, Dechert LLP

Adam T. Teufel, Dechert LLP

J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC